UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Rubicon Technologies, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

78112J208
(CUSIP Number)

Jose Miguel Enrich 781 Crandon Blvd. 902 Key Biscayne, FL 33149 (844) 479-1507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112J208	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Jose Miguel Enrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,243,819
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,243,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,243,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on an aggregate of 111,404,799 shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) consisting of (i) 57,142,857 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) reported herein, at an initial conversion price of $0.35, subject to the terms and conditions of the Certificate of Designations (as defined below), (ii) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer (as defined below) in its Form 10-K for the fiscal year ended December 31, 2023 filed on March 28, 2024 (the “2023 Form 10-K”), and (iii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement (as defined below) filed as an exhibit to the Form 8-K on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON MBI Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,021,047
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,021,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,021,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on an aggregate of 111,404,799 shares of Common Stock consisting of (i) 57,142,857 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $0.35, subject to the terms and conditions of the Certificate of Designations, (ii) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its 2023 Form 10-K, and (iii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement filed as an exhibit to the Form 8-K on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON GFAPCH FO, S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,135,534
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,135,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on an aggregate of 54,261,942 shares of Common Stock, consisting of (i) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its 2023 Form 10-K, and (ii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement filed as an exhibit to the Form 8-K filed on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON DGR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 428,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 428,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 54,261,942 shares of Common Stock, consisting of (i) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its 2023 Form 10-K, and (ii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement filed as an exhibit to the Form 8-K filed on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON Pequeno Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 54,261,942 shares of Common Stock, consisting of (i) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its 2023 Form 10-K, and (ii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement filed as an exhibit to the Form 8-K filed on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON Bolis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 54,261,942 shares of Common Stock, consisting of (i) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its 2023 Form 10-K, and (ii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement filed as an exhibit to the Form 8-K filed on May 7, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 8 of 11

ITEM 1. SECURITY AND ISSUER

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 26, 2023, as amended and supplemented by Amendment No. 1 filed on August 3, 2023, Amendment No. 2 filed on August 28, 2023, Amendment No. 3 filed on September 21, 2023 and Amendment No. 4 filed on March 12, 2024 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Transactions set forth and defined in Item 4 of this Schedule 13D, is incorporated by reference in its entirety into this Item 3. The Reporting Persons used working capital to fund the Transactions.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Securities Purchase Agreement

On May 7, 2024, the Issuer and MBI Holdings, LP (the “Buyer”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell the Buyer 20,000 shares of the Issuer’s Series A Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), having the designation, preferences, rights, privileges, powers and terms and conditions as specified in the Certificate of Designations, Preferences and Rights of Series A Convertible Perpetual Preferred Stock (the “Certificate of Designations”), for an aggregate purchase price of $20,000,000. The issuance and sale of the Preferred Stock by the Issuer to the Buyer closed on May 7, 2024.

Certificate of Designations

The Preferred Stock has the powers, designations, preferences and other rights set forth in the form of Certificate of Designations attached as Exhibit A to the Purchase Agreement.

The Preferred Stock is entitled to receive, whether or not declared, dividends at the rate of 8.0% per annum of the stated value per share of Preferred Stock. On the second anniversary of the closing date and each anniversary thereafter, the dividend rate on the Preferred Stock will increase by 1.0% per annum, up to a maximum dividend rate not to exceed 11.0% per annum. In the event of certain non-compliance by the Issuer with the Certificate of Designations, the dividend rate will immediately increase by 5.0% per annum during the continuance of such event. The dividend rate on the Preferred Stock may not exceed 16.0% per annum. Accrued dividends will increase the stated value of the Preferred Stock and result in an increase in the liquidation preference of the Preferred Stock to the extent not paid in cash on any dividend payment date. The Preferred Stock is entitled to participate in any dividends declared and paid on the Common Stock on an as-converted basis.

Each holder of Preferred Stock has the right, at its option, to convert its Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock, subject to certain conditions and certain customary adjustments in the event of certain events affecting the Common Stock. The conversion price is equivalent to $0.35 per share, which is the closing price of the Common Stock on the NYSE immediately prior to the execution of the Purchase Agreement. As of May 7, 2024, the Preferred Stock is convertible into 57,142,857 shares of Common Stock, representing approximately 51% of the Issuer’s outstanding Common Stock and Class V common stock (assuming issuance of such shares of Common Stock upon conversion of the Preferred Stock).

Upon the earliest date on which the following would not result in an event of default or similar event under the debt agreements of the Issuer as in effect and as amended as of the closing date, the Buyer will have the right to require the Issuer to redeem the Preferred Stock at a redemption price equal to the greater of the accumulated liquidation preference and 2.0 times the initial liquidation preference (the “Redemption Value”). Upon a change of control as defined in the Certificate of Designations, the Issuer may redeem the Preferred Stock at a price equal to the Redemption Value. Redemption of the Preferred Stock shall be payable in cash.

CUSIP No. 78112J208	SCHEDULE 13D	Page 9 of 11

The Preferred Stock will rank senior to the Common Stock and any other capital stock of the Issuer, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Issuer. The Preferred Stock will vote on an as-converted basis with the Common Stock and the Class V common stock.

The Certificate of Designations contains certain consent rights of the holders of Preferred Stock, including restrictions on amendments to organizational documents, dividends, issuances of additional shares of Common Stock and other negative covenants (subject to certain exceptions and qualifications). The Certificate of Designations provides that Buyer will have the right to nominate a number of directors to the board of directors of the Issuer (the “Board”) equal to the proportionate number of directors of the Board represented by Buyer and its affiliates’, including Rodina, voting power in the Issuer (rounded up) at each election of directors with such rights to terminate if Buyer and its affiliates cease to beneficially own stock with voting power of less than 5.0% of the outstanding voting stock of the Issuer.

Registration Rights Agreement

Holders of Preferred Stock and Common Stock issuable upon conversion of, or payments of dividends on, Preferred Stock pursuant to the Purchase Agreement will have certain customary registration rights with respect to such shares of Common Stock pursuant to the terms of the Registration Rights Agreement, a form of which is attached as Exhibit B to the Purchase Agreement (the “Registration Rights Agreement”).

The above description of the terms of the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the exhibits thereto, which are filed herewith as Exhibits 1, 2 and 3, respectively.

Asset Purchase Agreement

On May 7, 2024, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among the Issuer, Rubicon Technologies Holdings, LLC, Wastech Corp. (“Wastech”), an affiliate of Rodina, and, solely for purposes of guaranteeing certain obligations of Wastech under the Asset Purchase Agreement, GAFAPA, S.A. de C.V., an affiliate of Rodina. Pursuant to the Asset Purchase Agreement, the Issuer agreed to sell to Wastech its software-as-a-service business, including the RUBICONSmartCity, RUBICONPro and RUBICONPremier product offerings (the “Technology Business”), for an approximate aggregate purchase price of $68,000,000. The Asset Purchase Agreement also provides a potential earn-out payment of $12,500,000 from Wastech to the Issuer if the Technology Business achieves a certain annual recurring revenue target on or prior to December 31, 2024.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the same, which is filed herewith as Exhibit 4 and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following disclosure assumes there are 111,404,799 shares of Common Stock consisting of (i) 57,142,857 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock reported herein, at an initial conversion price of $0.35, subject to the terms and conditions of the Certificate of Designations, (ii) warrants to purchase 498,119 shares of Common Stock as of March 28, 2024, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2023 filed on March 28, 2024, and (iii) 53,763,823 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in the Purchase Agreement. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 66,243,819 shares of Common Stock, which constitutes approximately 59.5% of the outstanding shares of Common Stock.

CUSIP No. 78112J208	SCHEDULE 13D	Page 10 of 11

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The disclosure set forth above under the headings “Asset Purchase Agreement”, “Securities Purchase Agreement” and “Registration Rights Agreement” in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 1.	Securities Purchase Agreement, dated May 7, 2024, by and between Rubicon Technologies, Inc. and MBI Holdings, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on May 7, 2024).

Exhibit 2.	Certificate of Designations, Preferences and Rights of Series A Convertible Perpetual Preferred Stock of Rubicon Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on May 7, 2024).

Exhibit 3.	Registration Rights Agreement, dated May 7, 2024, by and between Rubicon Technologies, Inc. and the Stockholder Parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on May 7, 2024).

Exhibit 4.	Asset Purchase Agreement, dated May 7, 2024, by and among Rubicon Technologies, Inc., Rubicon Technologies Holdings, LLC and Wastech Corp. and, solely for the limited purposes set forth therein, GAFAPA, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 7, 2024).

CUSIP No. 78112J208	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 7, 2024

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director